SCHEDULE 14A

   Proxy Statement Pursuant to Section 14(a) of the Securities
             Exchange Act of 1934 (Amendment No.  )


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by Rule 14a-6(e)(2))

[   ]  Definitive Proxy Statement

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[ X ]  Soliciting Material Pursuant to (S) 240.14a-12


                  VERIZON COMMUNICATIONS, INC.

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        (Name of Registrant as Specified in Its Charter)


    ASSOCIATION OF BELLTEL RETIREES, C. WILLIAM JONES, JOHN M. BRENNAN, MICHAEL S. KUCKLINCA, EILEEN T. LAWRENCE, RICHARD S.
 KNAPP, ROBERT E. REHM, JAMES E. CASEY, JR., PAMELA M. HARRISON,
    JOHN A. PARENTE, JOSEPH A. RISTUCCIA, JOANNE JACOBSEN,
            THOMAS J. SISTI AND PATRICIA TRENT WELLS
-----------------------------------------------------------------
           (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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Association of BellTel Retirees, Inc.
Post Office Box 33
Cold Spring Harbor, New York   11724               (logo)
_________________________________________________________________
Phone: (631) 367-3067           Web Site: www.belltelretirees.org
Fax: (631) 367-1190       E-mail: association@belltelretirees.org
Hotline: 1-800-262-9222
                                                       March 2006

Board of Directors
C. William Jones         To:   Members and Fellow Verizon
President                      Shareholders
(410) 770-9485
                         From: Bill Jones, President & Executive
Office Manager                 Director
Christina M. Kruger
(631) 367-3067           Re:   PROXY VOTING RECOMMENDATIONS -
                               VERIZON 2006 ANNUAL MEETING
BOARD OF DIRECTORS
John M. Brennan          ________________________________________
Chairman of the Board
(201) 666-8174

Michael S. Kucklinca     I am sending this special alert to urge
Executive Vice President You to VOTE FOR two important
(516) 741-2424           shareholder resolutions on Verizon's
                         Proxy card for the upcoming Annual
Eileen T. Lawrence       Meeting on May 4, in Overland Park,
Treasurer                Kansas.
(718) 229-6078
                         YOUR ASSOCIATION URGES YOU TO VOTE
Richard S. Knapp         YOUR PROXY FOR ITEM 8 (PERFORMANCE-BASED
Secretary                EQUITY COMPENSATION) AND FOR ITEM 5
(914) 779-6292           (COMPOSITION OF BOARD OF DIRECTORS)

Robert A. Rehm           Thanks to your support - and your
Chief Financial Officer  efforts contacting friends and family -
(516) 827-0801           your Association has had unprecedented
                         success in forcing Verizon's Board to
                         reform the Company's corporate
Vice Presidents          governance.  Last year, for the third
James E. Casey, Jr.      straight year, shareholder proposals
(540) 439-9568           introduced by Association board members
                         resulted in Verizon altering its
Pamela M. Harrison       executive compensation practices.  Most
(845) 225-6497           recently, the Company decided to
                         terminate its lavish supplemental
John A. Parente          pension benefit for top executives after
(518) 372-0526           shareholders strongly supported a
                         retiree shareholder proposal to require
Joseph A. Ristuccia      that this "top hat" executive pension
(631) 765-1111           plan be disclosed to and approved by the
                         shareholders.
Directors
Joanne Jacobsen          If you have already voted, you are
(941) 493-7874           permitted to change your vote (by mail,
                         telephone or Internet) until 120 days
Thomas J. Sisti          prior to the meeting (if you are a
(201) 794-6494           registered shareholder and thus received
                         the proxy directly from Verizon).
Patricia Trent Wells     Follow the instructions in the proxy
(212) 535-6859           materials.

Board Member Emeritus    - PERFORMANCE-BASED EQUITY COMPENSATION:
Louis Miano                PROXY ITEM 8 ASKS THE BOARD TO ADOPT A
(781) 444-8080             POLICY REQUIRING THAT AT LEAST 75% OF
                           FUTURE EQUITY-BASED COMPENSATION
                           (I.E., STOCK OPTIONS AND RESTRICTED
                           STOCK) AWARDED TO SENIOR EXECUTIVES
                           BE TRULY PERFORMANCE-BASED, WITH THE
                           PERFORMANCE CRITERIA DISCLOSED TO
                           SHAREHOLDERS.

                         I submitted this proposal, which calls
                         on the Board to set a considerably
                         higher performance hurdle for long-term
                         equity compensation. For many years the compensation of Verizon's senior executives has been disconnected from returns to shareholders, in our view. For example, Institutional Shareholder Services, the premier proxy consultant to institutional investors, stated that CEO Ivan Seidenberg's $19.1 million compensation for 2003 was "arguably excessive for a company that had negative shareholder returns for the past one-, three- and five-year periods."

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Until 2004, Mr. Seidenberg received the bulk of his total
compensation in standard option grants -a device legendary investor Warren Buffett describes as a mere "royalty on the passage of time." In 2005, Verizon shifted to a new type of long-term compensation it calls Performance Stock Units (PSUs). While this sounds like it should be performance-based, a close look at the PSU agreement reveals that the performance hurdles are what golfers refer to as a "gimme." For example, if Verizon performs below average (say, at the 45th percentile compared to the S&P 500 and to its industry peer group), Seidenberg and other top executives still receive 76.5% of the total value of the restricted stock award.

The policy the Association supports would more tightly align equity compensation with real increases in shareholder wealth.
Please vote FOR this proposal.

- COMPOSITION OF BOARD OF DIRECTORS: ITEM 5 URGES THE BOARD TO NOMINATE DIRECTORS SUCH THAT, IF ELECTED, A TWO-THIRDS MAJORITY OF DIRECTORS WOULD BE TRULY INDEPENDENT. PROPONENT'S DEFINITION OF "INDEPENDENT" IS COMPARABLE TO THE STANDARD ADOPTED BY THE COUNCIL OF INSTITUTIONAL INVESTORS.

I believe that a major factor explaining why Verizon's management can continue to over-compensate itself - while freezing the Company pension plan and reneging on COLAs for current retirees - is the lack of an independent board. Bob Rehm, the Association's CFO, introduced this proposal aimed at reducing director conflicts of interest.

A majority (7) of Verizon's 13 director candidates have what we view as material financial relationships with the Company or its officers, directly or through their firms. In addition to CEO Seidenberg, we believe that at least six outside directors are non-independent due to board interlocks, or because their own employer receives substantial grants, fees, or business from the Company, or did in the recent past.

For example, Joseph Neubauer is CEO of ARAMARK, where Verizon President and Vice Chairman Lawrence Babbio is a director who determined Neubauer's compensation as a member of the of ARAMARK board compensation committee. Another outside director, Richard Carrion, is CEO of a bank that is Verizon's co-investor in Puerto Rico Telephone (Verizon owns a controlling 52% interest).

A more independent board is particularly needed at Verizon. The Corporate Library, an independent research firm, rated Verizon's Board as one of the "ten worst" among large U.S. companies in 2003, citing its "interlocked and interconnected board" and excessive compensation policies. Although the Company argues that a substantial majority of the board is "independent" under the New York Stock Exchange's minimum standard, we believe that outside directors are not independent when they have non-trivial financial relationships with the Company, or its officers, different from other shareholders.

I hope you will join me and VOTE YOUR SHARES FOR PROXY ITEMS 5
AND 8.

                            Sincerely yours,


                            C. William Jones
                            President & Executive Director,
                            Association of BellTel Retirees Inc.

The cost of this letter is being borne entirely by the Association of BellTel Retirees Inc. This is not a solicitation.
Please do not send your proxy card to the Association.

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